Exhibit 99.1

 Company PresentationSeptember 2020  A subsidiary of

   Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries, including Canonic Ltd. (“Subsidiary” or “Company”) (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. Canonic is using forward-looking statements in this presentation when it discusses its near-term value drivers, including statements to the effect that it will reach commercialization, its estimated market size, its short-term milestones and commercial milestones. For these statements, Evogene and Subsidiary claim the protection of the safe harbor for forward-looking statements contained in the PSLRA and other securities laws.Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Subsidiary and Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Subsidiary's and Evogene's control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information it files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Subsidiary and Evogene disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or Subsidiary, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or Subsidiary.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene or Subsidiary.  2

 OUR VISION  Commercialize effective,precise and stable medicalcannabis products foroptimized therapeutic impact      3

 INTRODUCTION  4

   Company Overview  5  Founded in 2019 as a spinoff from Evogene Ltd (EVGN)  We aim to develop & commercialize medical cannabis products  We aim to bring products all the way to the market starting from genetics to reach patients  Our products under development are based on stable high yield plants with optimized therapeutic effects  AI –based computational platform seeks to empower our plant breeding pipeline  Commercialization is expected in early 2022, up to 4 products in the following 3 years

     6  Global Cannabis Market  Medical cannabis is >60% of the global market(source: prohibition partners Nov 2019)    Global Spending by Region (In Billions)

Market Challenges & The Opportunity

THE CHALLENGES

STABILITY
Substantial variations within varieties produce inconsistent products and therefore inconsistent results

YIELD
Legalization is driving steep declines in market prices, giving advantage to high yield products

SPECIFICITY
Specific medical indications require tailored active compound profiles.
To date, breeding efforts in the market mainly pushed THC levels

THE OPPORTUNITY- PLANT GENETICS MAY HOLD THE SOLUTION TO THE INDUSTRY'S BIGGEST CHALLENGES

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CANONIC

       Canonic TechnologyPowered By Evogene’s GeneRator AI  CUTTING EDGE AI DRIVEN COMPUTATIONAL GENOMIC POWER TO TACKLE INDUSTRY CHALLENGES  8

Cannabis Value Chain

FROM GENOMICS TO PRODUCT

ACTIVITY	
Varieties Development	R&D Facilities
Seeds & Seedling Production	Propagation Farms
Cannabis Cultivation	Cultivators
Extraction & Formulation	Extractors & Formulators
Distribution	Regional Distributers
Sales & Marketing	Pharmacies & Web Platforms
Patients	

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CANONIC

Canonic in the Cannabis Value Chain

Quickly and cost effectively reach the end user, by leveraging proprietary genomic expertise and outsourcing downstream elements of the value chain

	CANONIC	CANONIC		CONTRACTORS		CANONIC	
ACTIVITY	Varieties Development	Seeds & Seedling Production	Cannabis Cultivation	Extraction & Formulation	Distribution	Sales & Marketing	Patients
	R&D Facilities	Propagation Farms	Cultivators	Extractors & Formulators	Regional Distributers	Pharmacies & Web Platforms	

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CANONIC

One Stop Shop

From Genomics to Medical Cannabis Products

Quickly and cost effectively reach the end user, by leveraging proprietary genomic expertise and outsourcing downstream elements of the value chain

ACTIVITY

CANONIC — Varieties Development



R&D Facilities (Operational)

CANONIC — Seeds & Seedling Production



Propagation Farm (2020)

Sunlight Greens, MH medical hemp — Cannabis Cultivation

Cultivators

cannassure, PORTOCANNA — Extraction & Formulation

Extraction & Formulation

(frame agreements signed)

Distribution

Regional Distributers

(initial contact)

CANONIC — Sales & Marketing



Pharmacies & Web Platforms

Patients

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CANONIC

 PRODUCTS   12

Product Families Under Development

MetaYield+

Stable enhancement of **total plant** compounds.

Focus on **agronomic** and **consumer** traits.

Increased compounds per plant
[e.g. Increased trichomes prevalence]

Increased compounds per area
[e.g. Dwarf & early flowering]

Precise+

Stable enhancement of **specific active** compounds.

Focus on **therapeutic** traits.

Medical indication focus
[e.g. Pain & Inflammation]

Compound profile focus
[e.g. CBG, CBC]

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CANONIC

MetaYield+ : First Commercial Product

Canonic expects to commercialize its first varieties during 2022


CANONIC

PRODUCT NAME- NOA 1			
High THC	High yield	Big inflorescence	Dense trichomes

Status: product development

Relevant market segment: T20/C5

Expected launch in Israel: early 2022

Target markets: Israel (170M$*) & EU

*Company estimate, based on current market sale prices and data published by Israeli Health Ministry regarding number of medical cannabis users in Israel

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CANONIC

MetaYield+ : Second Commercial Product

Canonic expects to commercialize its first varieties during 2022



CANONIC

PRODUCT NAME- NOA 2

High THC | High yield | Big inflorescence

Status: product development

Relevant market segment: T20/C5

Expected launch in Israel: early 2022

Target markets: Israel (170M$*) & EU

*Company estimate, based on current market sale prices and data published by Israeli Health Ministry regarding number of medical cannabis users in Israel

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CANONIC

   Introduction to Precise+ Product Family  16  Medical indication focus     We generate pre-clinical data to guide our breeding program towards specific medical indications   Chronic pain  Inflammation

   Next Generation Products   17  Canonic is developing and validating its varieties in collaboration with leading research centers   Indication: Inflammation  Product 1  Pre clinical study: Hadassah medical center  Status: product development   Expected launch in Israel: 2023  Indication: Pain  Product 2  Pre clinical study: Migal research center  Status: product development   Expected launch in Israel: 2023      Target market size in Israel (2023):217 M$*  Target market size in Israel (2023):70M$*  *Company estimate, based on current market sale prices and data published by Israeli Health Ministry regarding number of medical cannabis users in Israel per medical indication

 Technology  18

   End-to-End Technologies  19  Developing in Israel’s top cannabis R&D facilities   Large genetic & breeding collections  In house propagation   State of the art phenotypic tools  Fully equipped labs & tissue culture rooms  In-house Advanced-breeding   World leading computational capabilities

     Unique Proprietary Database  Quality, Quantity and Variety of Information  Evogene’s plant genomics database  Proprietary Cannabis genomic & chemical data  Pre-clinical and clinical data      Cannabis tailored unique database  MetaYield+    20        Precise+

GeneRator AI - Advanced Breeding Technologies

Re-engineering traditional Cannabis breeding- Computational Technology

Unique database



Computational genomics



Proprietary Comparative Genomics


ATTTCCGGACAAGGATTAGT
ATCGCTTCACATAGGAAGT

Novel Genes & Markers (IP protected)

THC / CBD / CBG / ......

Functional Cannabinoids patterns

High throughput plant breeding



Computed phenotyping



Genetic markers assisted selection



Pre-Clinical trials

MetaYield+

Precise+



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CANONIC

                 Cutting-Edge Technology Addressing Market Challenges  22  Stability  Specificity   Yield   Reduced genetic variation   Diverse extracts for pre-clinical assays   Increased trichome density

 Summary  23

Team



Dr. Arnon Heyman
CEO



Dr. Inbal Dangoor
Head of R&D



Guy Adler
Product manager & business development



Dr. Michi Brog
Plant breeder



Aviv Filhaber
Agronomist



Barel Tal
Technician

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CANONIC

Team

Board of directors



Ofer Haviv
Chairman of the board
Evogene CEO and President



Raanan Cohen
Business strategy
Former CEO Koor industries



Dorit Kreiner
Finance
Evogene CFO

Advisors



Dr. Yossi Tam
Cannabinoid clinical research
Director, Multidisciplinary Center for Cannabinoid Research of the Hebrew university



Dr. Yariv Brotman
Plant metabolic pathways
Ben Gurion University & Max Planck institute of Molecular Plant Physiology



Shai Leviatov
Plant breeding
Commercial varieties breeding for more than 30 years in top leading multinational seeds companies.



Adv. Itay Rosenferld
Business strategy
Cannabis entrepreneur and former BOD member of Intelicanna (TLV:INTL)



Nirit Elyovich
Marketing strategy
Senior marketing specialist with over 20 years of B2C experience in various markets

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CANONIC

Short Term Milestones  26  2020  Conduct pre-clinical studies to support the development of Canonic’s medical cannabis products.Demonstrate yield improvement incannabis lines under development.Engagement with commercial partners for cultivation and production.    2021  Pre-commercial activity with firstcannabis variety towards commercialization in 2022.Demonstrate clinical effects of Canonic varieties based on dedicated research with a medical institution.

   Anticipated Commercial Milestones (5y)  27      Establishment  POC & Go to Market   MetaYield+ Pre- Commercial   MetaYield+ Commercial  Precise+ market entry   Market expansion – N. America  2019  2020  2021  2022        Market expansion – N. America       1  2  3  4  5  6  Infrastructure, seed collection & cultivation    Go to Market    Initial sales    2023  2024  2025  Market entry  IL, EU  IL, EU, N. America

   Summary   28  Canonic aims to develop and commercialize medical grade Cannabis through a revolutionary genomic approach  Exclusive access to Evogene’s CPB technology platform  Commercial partners in place for cultivation and production (IL & EU)  Initial commercialization expected in 2022   Infrastructure in place – from seed to sale   Leading academic partnerships for unique variety development

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